November 18, 2010

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Jackson National Life Insurance Company
Jackson National Separate Account – I (“Registrant”)
File Nos. 333-70472 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 89 under the Securities Act of 1933, and Amendment No. 236 under the Investment Company Act of 1940, to the registration statement.  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The purpose of the amendment is to add an additional version of the prospectus for the Perspective II annuity contract to the Registration Statement.  This additional version will be used in selected distribution channels and will include an optional 6% contract enhancement and corresponding contract enhancement recapture charge schedule.

On November 8, 2010, we filed an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, exempting certain proposed transactions from the provisions of Sections 2(a)(32) and 27(i)(2)(A) and Rule 22c-1 thereunder to permit upon surrender a recapture charge in connection with the 6% contract enhancement (File No. 812-13841).

In addition, new disclosure is contained in the prospectus which describes fixed account restrictions that apply if the 6% contract enhancement, or any other contract enhancement option is elected. These fixed account restrictions will also be added to other of the Registrant's annuity contracts in subsequent amendments to the relevant registration statements.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing which is marked to show changes from the existing Perspective II prospectus, contained in Registrant's Post-Effective Amendment No. 88 under the Securities Act of 1933, and Amendment No. 229 under the Investment Company Act of 1940, to the registration statement filed October 5, 2010.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:  Ellen Sazzman
       Joan E. Boros

November 18, 2010

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account - I (Perspective II) File Nos.: 333-70472 and 811-08664

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (517) 367-3872. Yours truly, FRANK J. JULIAN Frank J. Julian Associate General Counsel cc: Ellen Sazzman